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                                                                  Exhibit (a)(9)

                                                                    NEWS RELEASE


                                                           FOR IMMEDIATE RELEASE

CONTACTS

GRUPO MEXICO, S.A. de C.V.                           ABERNATHY MacGREGOR FRANK
Daniel Tellechea                                     Chuck Burgess
011-525-574-8483                                     212-371-5999
Eduardo Gonzalez
011-525-574-8423

                       GRUPO MEXICO COMMENCES TENDER OFFER
                   TO ACQUIRE ASARCO FOR $26 PER SHARE IN CASH

Mexico City, Mexico (September 27, 1999) - Grupo Mexico, S.A. de C.V., announced today that it has formally commenced a tender offer to acquire all of the outstanding shares of ASARCO Incorporated (NYSE:AR) at a price of $26.00 per share in cash. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, October 25, 1999, unless extended.

Following the completion of the tender offer, Grupo Mexico intends to consummate a second step merger in which all remaining ASARCO shareholders will also receive the same cash price paid in the tender offer.

German Larrea, chairman and chief executive officer of Grupo Mexico, said, "Our offer to acquire ASARCO is an opportunity for Grupo Mexico to increase shareholder value by creating an international mining company with world-class assets in Canada, the United States, Mexico and Peru. With a combined mine production of approximately 975,000 MT of copper per year and composite operating reserve life of 45 years, the combined company would be able to rationalize production as a result of its low-cost structure.

"Our $26.00 per share in cash offer is also an opportunity for ASARCO shareholders to receive full value for their shares. It represents a premium of approximately 41% over ASARCO's unaffected stock price on August 20, 1999, immediately prior to the announcement of Phelps Dodge's proposal."

Grupo Mexico expects to achieve annual cash cost savings of at least $100 million by 2001 from, among other things, reduced administrative and overhead costs, as well as operating synergies. The company anticipates the transaction to be accretive to its earnings and EBITDA by the end of 2000.

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The company noted that it has an excellent track record of achieving cost savings. In 1993, Grupo Mexico's breakeven cash cost per pound of copper was $0.71. By the second quarter of 1999, that figure was reduced to approximately $0.37. With the combined cost savings, Grupo Mexico projects a breakeven cash cost of $0.52 per pound of copper.

The offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the offer that number of shares of ASARCO common stock (including the associated junior participating preferred stock purchase rights), which together with shares of ASARCO common stock owned by Grupo Mexico, constitute at least 80% of the shares of ASARCO common stock outstanding on a fully diluted basis, (2) the rights having been redeemed by the board of directors of ASARCO or Grupo Mexico being satisfied, in its sole discretion, that the rights are invalid or otherwise inapplicable to the transactions contemplated by the offer, (3) Grupo Mexico being satisfied, in its sole discretion, that the agreement and plan of merger dated as of July 15, 1999, among ASARCO, Cyprus Amax and certain other parties, has been terminated and ASARCO having entered into a definitive merger agreement with Grupo Mexico to provide for the acquisition of ASARCO by Grupo Mexico and
(4) Grupo Mexico having obtained all regulatory approvals necessary for its acquisition of control of ASARCO on terms and conditions satisfactory to Grupo Mexico, in its sole discretion.

Chase Securities Inc. is acting as financial advisor to Grupo Mexico and as Dealer Manager for the offer, and D.F. King & Co., Inc. is acting as Information Agent. Grupo Mexico's legal advisors are Brown & Wood LLP and Santamarina y Steta.

Grupo Mexico is a diversified mining company that ranks among the world's largest and lowest-cost copper, zinc and silver producers. The company's operations include mining, smelting and refining. Grupo Mexico also operates the largest railroad system in Mexico.

NOTE: Statements in this press release include "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.

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